

August 25, 2011

Via E-mail
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re:** **Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Amended August 10, 2011**
> **Correspondence Dated August 16, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your letter dated August 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Permitted Purchases, page 16

1.   Please expand your response to the second bullet point of prior comment 1 to explain to us how you will ensure that purchases under your 10b5-1 plan will be made in compliance with Rule 10b-18. Will someone be responsible for ensuring that each purchase satisfies the requirements of Rule 10b-18 before the purchase occurs? Who will be given that responsibility? Will that person have no discretion regarding the purchase, execute all purchases that are compliant with Rule 10b-18 and within the 35% limit of the plan, and not execute any other purchases?

2.   Your disclosure in response to prior comment 1 that the purchases will comply with a rule that does not permit such purchases is unclear. If you mean that your unit purchases will comply with the conditions applicable to common stock purchases made according to Rule 10b-18 but will not be subject to the safe harbor of Rule 10b-18 because that rule

does not apply to purchases of units, please say so clearly and explain the implications of engaging in transactions that are not subject to the safe harbor. Also, revise the reference to Rule 10b-18 in exhibit 3.3 accordingly.

3.   Given the volume limitations in Rule 10b-18, please tell us the basis for your disclosure that investors who sell their units or callable Series A while your 10b5-1 plan is in effect will obtain a price lower than they could receive upon redemption. Also, tell us where you explain the volume limitation of your 10b5-1 plan given Rule 10b-18.

4.   Given that your proposed revisions suggest that you may purchase shares for significantly less than $9.70 per share, please tell us how you concluded that your table on page 79 illustrates a reasonable range of potential outcomes.

5.   Refer to your response to the third bullet point of prior comment 1. It is unclear why you conclude that it is consistent with Rule 10b-18 to calculate the callable Series A volume limitation based on the trading volume of the units. If you intend to calculate the volume limitation in the manner described in your response, you should (1) not disclose that your plan is in compliance with Rule 10b-18, and (2) provide us your analysis of why you believe setting up a 10b5-1 repurchase plan such as this would not create potential liability for manipulation of the registrant's stock price under Rule 10b-5, citing all authority on which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yaron Eitan
Selway Capital Acquisition Corporation
August 25, 2011
Page 3

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Giovanni Caruso